Filed by Swift Transportation Co., Inc.
                                                     Commission File No. 0-18605

                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                            Subject Company: M.S. Carriers, Inc.
                                                     Commission File No. 0-14781

                                                            Date: April 18, 2001


Certain information in this filing consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. With respect to M.S. Carriers' financial results these statements include, but are not limited to: M.S. Carriers will have reasonable success recruiting and retaining experienced drivers and owner operators at the company's current compensation level; demand and pricing for the markets served by M.S. Carriers will remain at current levels; fuel will remain available and without rapid price fluctuations; and the company's accident experience will remain at historical levels. Actual results may differ from those set forth in the forward-looking statements. With respect to the proposed merger transaction with Swift these risks and uncertainties include: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Swift's and M.S. Carriers' stockholders to approve the merger; the risk that the businesses will not be integrated successfully or that integration costs will exceed our estimates; the risk that the revenue and other synergies and cost savings from the merger may not be fully realized or may take longer to realize than expected; fluctuating stock market levels; the difficulty the stock market may have in valuing the business model of the combined company; and disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers.

A discussion of these and other factors that could cause M.S. Carriers results to differ materially from those described in the forward-looking statements can be found in the most recent Annual Report on Forms 10-K of M.S. Carriers, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). Swift undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Further, nothing herein shall constitute adoption or approval of any analyst report regarding Swift, nor any undertaking to update or comment upon analysts' expectations in the future.

The proposed merger transaction between Swift and M.S. Carriers will be submitted to the companies' stockholders for their consideration. Swift will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus. Stockholders should read the joint proxy statement/prospectus regarding the proposed transaction that will be filed with the SEC and mailed to stockholders. The joint proxy statement/prospectus will contain important information that stockholders should consider. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Swift and M.S. Carriers, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to: Swift Transportation Co., Inc., 2200 South 75th Avenue, Phoenix, AZ 85043, Attention: Chief Financial Officer (602-269-9700). Swift and M.S. Carriers and certain other persons named below may be deemed to be participants in the solicitation of proxies of Swift's and M.S. Carriers' stockholders to approve the transaction. The participants in this solicitation may include the directors and executive officers of Swift and M.S. Carriers. A detailed list of the names and interests of Swift's directors and officers is contained in Swift's proxy statement for its 2000 annual meeting, and a detailed list of the names and interests of M.S. Carriers' directors and officers is contained in M.S. Carriers' proxy statement for its 2000 annual meeting.

As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 5% of Swift's common stock, or 5% of M.S. Carriers' common stock, except that Jerry Moyes, CEO of Swift beneficially owns more than 5% of the common stock of Swift and Michael S. Starnes, CEO of M.S. Carriers, beneficially owns more than 5% of the common stock of M.S. Carriers. Certain employees of M.S. Carriers, including participants, may receive accelerated vesting of their stock options in connection with the merger in accordance with their existing stock option agreements. In addition, certain officers of M.S. Carriers, as a condition to the closing of the merger, will enter into employment agreements that will become effective upon completion of the merger. A description of the employment agreements will be contained in the joint proxy statement/prospectus.

The communication filed herewith is a press release of M.S. Carriers issued April 17, 2001.

FINAL FOR RELEASE


M.S. Carriers, Inc. Reports Increase In Revenue In First Quarter 2001

Contact: Joe Barrow  (901) 344-4401

Memphis, Tenn. (April 17, 2001) -- M.S. Carriers, Inc. (NASDAQ: MSCA), an irregular route truckload carrier, reports the following results for the quarter ending March 31, 2001:

                                         Three Months Ended March 31

                                          2001         2000   % Change

Revenues                               $  182.2     $  167.1     9.0%

Operating Income                       $   6.7      $    9.9   -31.8%

Net Income                             $   1.1      $    4.6   -77.0%

Diluted Earnings Per Share             $   0.09     $    0.38  -76.3%

                                      (In millions except per share data)

Operating revenues for the first quarter of 2001 increased nine percent to $182.2 million from $167.1 million in the same period 2000. Operating income for the first quarter of 2001 was $6.7 million, a 31.8 percent decrease from $9.9 million in the same period 2000. Net income for the quarter ending March 31, 2001 was $1.1 million, a 77.0 percent decrease from $4.6 million in the first quarter of 2000. Diluted earnings per share for the first quarter of 2001 were nine cents, a decrease of 76.3 percent from 38 cents for the same quarter last year.

Mike Starnes, chairman and chief executive officer said: "Softness in the truckload freight markets during the first quarter of 2001 lowered our operating margins primarily through a greater percentage of non-revenue miles. The months of January and February 2001 were particularly affected by this factor. Market conditions improved in March but were still down compared to last year.

"We are progressing with the merger with Swift Transportation that was announced December 11, 2000. During this quarter, M.S. Carriers accrued $0.02 per share for merger related expenses. We expect to close the merger in the second quarter of 2001."

M.S. Carriers will hold a conference call on April 18, 2001 at 9:00a.m. CDT regarding the first quarter earnings. The call may be accessed at (888) 423-3275 in the United States or (612) 332-0418 Internationally. The conference call will be available for replay from 12:30 p.m. CDT, April 18, 2001 until 12:00 p.m. CDT, April 25, 2001 at (800) 475-6701 in the United States and (320) 365-3844
Internationally using access code 582787.

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This
information is in accordance with the company's current expectations and is subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. With respect to M.S. Carriers' financial results these statements include, but are not limited to: M.S. Carriers will have reasonable success recruiting and retaining experienced drivers and owner operators at the company's current compensation level; demand and pricing for the markets served by M.S. Carriers will remain at current levels; fuel will remain available and without rapid price fluctuations; and the company's accident experience will remain at historical levels. With respect to the proposed merger transaction with Swift these uncertainties include, without limitation, the following: the inability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of M.S. Carriers and Swift stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the revenue synergies and costs savings anticipated from the merger may not be fully realized or may take longer to realize than expected; the risk that additional insurance and claims reserves and expenses may be incurred; disruptions from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and increased competition and its effects on pricing, spending, third-party relationships and revenues. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the 2000 Annual Report on Form 10-K of M.S. Carriers with the Securities Exchange Commission.


                                 M.S. CARRIERS, INC. AND SUBSIDIARIES
                                      CONSOLIDATED BALANCE SHEETS
                                                                            31-Mar-01         31-Dec-00
ASSETS
CURRENT ASSETS:
  CASH & CASH EQUIV.                                                      $   287,532       $   442,188
  ACCTS RECEIVABLE:
   TRADE, NET                                                              83,785,713        84,547,281
   AFFILIATE                                                                                 11,007,081
   OFFICERS & EMPLOYEES                                                     1,718,019         1,657,217
                                                                        -------------     -------------
                                                                           85,503,732        97,211,579

  RECOVERABLE INCOME TAXES                                                  5,991,776         3,080,972
  DEFERRED INCOME TAXES                                                    14,078,000        14,113,152
  PREPAID EXPENSES & OTHER                                                 13,800,525         8,590,836
                                                                       --------------     -------------
TOTAL CURRENT ASSETS                                                      119,661,565       123,438,727

PROPERTY & EQUIPMENT
  LAND & LAND IMPROVEMENTS                                                 13,491,942        13,469,040
  BUILDINGS                                                                40,016,991        39,987,066
  REVENUE EQUIPMENT                                                       566,742,379       567,967,605
  SERVICE EQUIPMENT & OTHER                                                56,522,084        56,118,261
  CONSTRUCTION IN PROGRESS                                                  2,976,729         2,895,443
                                                                       --------------    --------------
                                                                          679,750,125       680,437,415

  LESS ACCUMULATED DEPR & AMORTIZATION                                    218,730,253       204,637,683
                                                                       --------------    --------------
                                                                          461,019,872       475,799,732

OTHER ASSETS                                                               20,961,393        21,213,310
                                                                       --------------    --------------
TOTAL ASSETS                                                            $ 601,642,830     $ 620,451,769
                                                                       ==============     =============

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 ACCOUNTS PAYABLE:
  TRADE, NET                                                            $   5,298,319      $  7,398,017
  AFFILIATE                                                                   953,385
 ACCRUED COMPENSATION AND RELATED COSTS                                     7,395,997         4,611,314
 ACCRUED EXPENSES                                                          15,465,644        13,139,878
 CLAIMS PAYABLE                                                            33,752,269        33,842,957
 CURR. MATURITIES OF L.T. DEBT                                             61,171,858        65,558,795
                                                                        -------------     -------------
      TOTAL CURRENT LIABILITIES                                           124,037,472       124,550,961

FAIR MARKET VALUE OF INTEREST RATE SWAPS                                    3,039,900
LONG-TERM DEBT, LESS CURRENT MATURITIES                                   186,743,933       207,816,118
DEFERRED INCOME TAXES                                                      70,258,516        69,929,823

STOCKHOLDERS' EQUITY:
  COMMON STOCK                                                                112,341           111,685
  ADD. PAID IN CAPITAL                                                     61,868,748        60,567,768
  RETAINED EARNINGS                                                       161,384,911       160,321,332
  NOTES RECEIVABLE FROM OFFICERS                                             (851,719)         (851,719)
  CUMULATIVE OTHER COMPREHENSIVE LOSS                                      (4,951,272)       (1,994,199)
                                                                       --------------     -------------
       TOTAL STOCKHOLDERS' EQUITY                                         217,563,009       218,154,867
                                                                       --------------     -------------
TOTAL LIABILITIES &  STOCKHOLDERS' EQUITY                               $ 601,642,830     $ 620,451,769
                                                                       ==============     =============



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                                               M.S. CARRIERS, INC. AND SUBSIDIARIES
                                                       STATEMENTS OF INCOME
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        Three Months Ended
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                                                                              31-Mar
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                                                         2001                           2000
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                                                                     Percent of                    Percent of
                                                                      Revenue                       Revenue
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Operating Revenues                                     $182,183,334                  $167,068,901
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Operating Expenses:
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
  Salaries, wages and benefits                           66,182,115       36.33%       53,042,521       31.75%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
  Operations and maintenance                             38,481,921       21.12%       31,511,492       18.86%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
  Taxes and licenses                                      3,890,545        2.14%        3,225,958        1.93%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
  Insurance and claims                                    8,294,694        4.55%        4,991,473        2.99%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
  Communications and utilities                            2,496,661        1.37%        2,071,188        1.24%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
  Depreciation and amortization                          16,539,574        9.08%       18,208,486       10.90%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
  Gain on disposal of revenue equipment                    -139,340       -0.08%          -12,934       -0.01%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
  Rent and purchased transportation                      37,440,981       20.55%       42,917,026       25.69%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
  Other                                                   2,269,418        1.25%        1,247,191        0.75%
                                                          ---------        -----        ---------        -----
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Total Operating Expenses                                175,456,569       96.31%      157,202,401       94.09%
                                                        -----------       ------      -----------       ------
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Operating Income                                          6,726,765        3.69%        9,866,500        5.91%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Other Expense (income):
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
  Interest Expense                                        4,740,860        2.60%        3,424,101        2.05%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
  Other                                                     194,637        0.11%         -630,361       -0.38%
                                                            -------        -----         --------       ------
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                          4,935,497        2.71%        2,793,740        1.67%
                                                          ---------        -----        ---------        -----
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                1,791,268        0.98%        7,072,760        4.23%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                727,689        0.40%        2,458,472        1.47%
                                                            -------        -----        ---------        -----
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                               $1,063,579        0.58%       $4,614,288        2.76%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Diluted Earnings per share                                    $0.09                         $0.38
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Common Shares & Common Share Equivalents                 11,732,694                    12,189,276
-----------------------------------------------------------------------------------------------------------------------------------
Note: Due to the  requirements  of FAB 101, for 2001 fuel  surcharges  are now classified as revenue  instead of offsetting fuel expense in operations  and  maintenance.  For  comparability,  the statement of income for 2000 has been modified to reflect this change.


                                        M.S. CARRIERS, INC. AND SUBSIDIARIES
                                                OPERATING STATISTICS

                                     ---------------------------------------
                                               Three Months Ended
                                                     31-Mar
                                           2001                      2000
                                           ----                      ----

Total Miles                              140,082,130            123,738,440

Empty Miles                               21,267,241             16,645,696

Empty Mile %                                  15.18%                 13.45%

Trucking Revenue                        $174,019,380           $150,652,616

Revenue per Mile                               1.242                  1.218

Revenue per Loaded Mile                        1.465                  1.407

Ending Company Tractors                        3,704                  3,430

Ending Leased Owner Operators                    689                    602

Ending Owner Operators                           614                    685
                                       -------------            -----------
Ending Tractors                                5,007                  4,717

Beginning Company Tractors                     3,733                  3,283

Beginning Leased Owner Operators                 718                    562

Beginning Owner Operators                        678                    743
                                       -------------            -----------
Beginning Tractors                             5,129                  4,588

Utilization                                    2,169                  2,042

Revenue per Tractor per Week              $    2,695             $    2,486



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                                                      M.S. CARRIERS, INC. AND SUBSIDIARIES
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                           Product Revenue Statistics
------------------------------------------------------------------------------------------------------------------------------------
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------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                 Three Months Ended
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                        31-Mar
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------------------------------------------------------------------------------------------------------------------------------------
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                                                                                Percent of
                                                    2001            2000          Change
                                                    ----            ----        ----------
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Domestic Irregular Route Trucking                $104,780          $92,373         13%

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
International Irregular Route Trucking             35,570           33,887          5%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Dedicated Route Trucking                           33,669           24,393         38%
                                             ------------     ------------
Trucking Revenue                                  174,019          150,653         16%

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Logistics Revenue                                   -               17,261       -100%

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Inter Divisional Elimination and Other (1)          8,164            (845)        N/A
                                               ------------    ------------

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Total Revenue                                   $   182,183    $  167,069          9%
                                               ============    ===========
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Trucking Operating Ratio                           96.3%            93.9%      -2.4 points
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Logistics Operating Ratio                           N/A             96.1%          N/A
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Total Company Operating Ratio                      96.3%            94.1%      -2.2 points
------------------------------------------------------------------------------------------------------------------------------------
(1)  For 2001, this includes revenues from the lease purchase program and fuel surcharges. For 2000, this includes intercompany elimination for logistics revenue and fuel surcharges.


This press release is being filed with the SEC pursuant to Rule 425 under the Securities Act of 1933.